December 20, 2017

VIA EDGAR

Mr. Tom Jones

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	ASV Holdings, Inc.
Registration Statement on Form S-1
File No. 333-222142

Dear Mr. Jones:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on December 22, 2017 or as soon thereafter as is practicable.

Please call Todd M. Kaye of Bryan Cave LLP at (314) 259-2194 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ASV HOLDINGS, INC.

/s/ Andrew M. Rooke
By: Andrew M. Rooke
Title: Chief Executive Officer

cc:	Todd M. Kaye (Bryan Cave LLP)